AMBIENT CORPORATION
7 Wells Avenue
Newton MA 02459

June 19, 2012

Via Edgar
Mr. Joe Cascarano
Staff  Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C.  20549

Re:         Ambient Corporation
Item 4.01 Form 8-K
Filed June 13, 2012
File No. 001-35259

Gentlemen:

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated June 18, 2012 (the “Comments”), relating to the above referenced Form 8-K filed on June 13, 2012.

Each of the two Comments received are addressed below.

Form 8-K

Item 4.01

1.  You currently disclose that there have been neither disagreements with your former accountants nor reportable events of the type required to be disclosed during the two fiscal years ended December 31, 2011 through March 31, 2012, the interim period preceding the dismissal. Please amend your filing to cover the entire interim period from the date of the last audited financial statements through June 8, 2012, the date of the dismissal. See Item 304(a)(1)(iv) and (v) of Reg. S-K.

Response

1.  The original Form 8-K has been revised to reflect that there have no disagreements or reportable events required to be disclosed during the last two fiscal years and the subsequent interim period through the date of the dismissal of the former accountants.

2. To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file and updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response

2. An updated Exhibit 16 letter from the former accountant reflecting their agreement with the revised disclosure contained in the Form 8-K/A is attached as Exhibit 16 to the revised disclosure on Form 8-K/A.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comments raised in the Comment Letter. Please do not hesitate to contact myself or the Company's attorneys if we can be of further assistance.

Yours sincerely,

/s/ John J. Joyce
John J. Joyce
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No.1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 8, 2012

AMBIENT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-35259	98-0166007
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7 WELLS AVENUE, SUITE 11, NEWTON, MASSACHUSETTS, 02459
 (Address of principal executive offices, including Zip Code)

617- 332-0004
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 4 – MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS

Explanatory Note

This Amendment No. 1 on Form 8-K/A amends and restates the Current Report on Form 8-K filed by Ambient Corporation with the Securities and Exchange Commission (the “SEC”) on June 13, 2012 (the “Original Form 8-K”) to revise its disclosure concerning the dismissal of its former independent registered public accounting firm and the appointment of its new independent registered public accounting firm, in response to certain comments received from the SEC. Namely, the second and third paragraphs in Item 4.01 below have been revised to clarify that the disclosure contained therein covers the subsequent interim period through June 8, 2012, the date of dismissal, rather than March 31, 2012 as reported in the Original Form 8-K. Except for the changes described in this explanatory note, no other amendments to the Original Form 8-K are made by this Form 8-K/A.

Item 4.01 Changes in Registrant’s Certifying Accountant.

On June 8, 2012, the Audit Committee (the “Audit Committee”) of the Board of Directors of Ambient Corporation (the “Company”) dismissed Rotenberg Meril Solomon Bertiger & Guttilla, P.C. (“Rotenberg”) as its independent registered public accounting firm. The reports of Rotenberg on the financial statements of the Company for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and the subsequent interim period through the dismissal of Rotenberg, there have been no disagreements with Rotenberg on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Rotenberg would have caused it to make reference to the subject matter of such disagreements in their reports on the financial statements for such years.

During the two most recent fiscal years and the subsequent interim period through the dismissal of Rotenberg, there have been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K). The Company has requested that Rotenberg furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated June 13, 2012, is filed as Exhibit 16 to this Current Report on Form 8-K.

Effective June 12, 2012, the Company’s Audit Committee appointed PricewaterhouseCoopers LLP (“PWC”) as the independent registered public accounting firm, for the Company for the fiscal year ending December 31, 2012. During the last two fiscal years and the subsequent interim period through the appointment of PWC, neither the Company nor anyone on its behalf consulted with PWC regarding (i) the application of accounting principles to a specified transaction or transactions, either completed or proposed, or the type of audit opinion PWC might render on the Company’s financial statements or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to that Item, or a “reportable event” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description

16	Letter from Rotenberg Meril Solomon Bertiger & Guttilla, P.C. to the Securities and Exchange Commission dated June 19, 2012 regarding change in certifying accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMBIENT CORPORATION

Dated: June 19, 2012	By:	/s/ John J. Joyce
John J. Joyce
Chief Executive Officer

Exhibit Index

Exhibit No.	Exhibit Description

16	Letter from Rotenberg Meril Solomon Bertiger & Guttilla, P.C. to the Securities and Exchange Commission dated June 19, 2012 regarding change in certifying accountant.

Exhibit 16

June 19, 2012

Securities and Exchange Commission

Washington, D.C.  20549

Commissioners:

We have read Ambient Corporation’s statements included under Item 4.01 of its Current Report on Form 8-K/A dated June 19, 2012 and we agree with the disclosures contained therein.

Very truly yours,

By: /s/ Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.